As filed with the Securities and Exchange Commission on November 15, 2010
Registration No. 022-28940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-3/A
(Amendment No. 1)
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
MIG, Inc.
(Name of applicant)
5960 Fairview Road, Suite 400,
Charlotte, NC 28210
(Address of principal executive offices)
Securities to be Issued Under the Indenture to be Qualified

Senior Secured Cash/PIK Notes Due 2016	$199,108,844 (plus an indeterminate amount issuable as PIK Notes)

Title of Class	Amount
Approximate date of proposed public offering: Upon the Effective Date under the Applicant’s Plan of Reorganization (anticipated to be on or about December 1, 2010)

Name and address of agent for service:	Natasha Alexeeva, General Counsel
MIG, Inc.
5960 Fairview Road, Suite 400
Charlotte, NC 28210

With copies to:
Nancy A. Mitchell
Maria J. DiConza
Greenberg Traurig, LLP
200 Park Avenue
New York, NY 10166
          The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the Applicant.
GENERAL
1. General Information. Furnish the following information as to the applicant:
     (a) Form of Organization: MIG, Inc., referred to herein as the “Applicant” or the “Company,” is a corporation.

SIGNATURE
EXHIBIT INDEX
EX-99.T3C
EX-99.T3E.2
EX-99.T3E.3
EX-25.1

     (b) State or other sovereign power under the laws of which organized: The laws of the State of Delaware
2. Securities Act exemption applicable.
          On June 18, 2009, (the “Petition Date”), the Applicant filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Case”). The Applicant proposes to issue, as part of the Joint Second Amended Chapter 11 Plan of Reorganization for MIG, Inc. (the “Plan” as the same may be further modified), Senior Secured Cash/PIK Notes due 2016 (the “Notes”) to Holders of Allowed Class 5 Claims in an aggregate principal amount equal to the amount of Allowed Preferred Shareholder Claims less the aggregate amount of Excess Cash (not including any Withheld Excess Cash), in addition to cash and other consideration to be received by such holders. The Notes will be issued under an indenture to be entered into between the Applicant and The Bank of New York Mellon, as trustee (the “Trustee”), a form of which is attached as Exhibit 99.T3C (as supplemented and amended from time to time, the “Indenture”). The Notes will be secured obligations of the Applicant and will rank senior to all other obligations of the Applicant. Capitalized terms not otherwise defined herein have the meaning ascribed to them in the Plan or the Indenture.
          The Notes will mature six years from the issue date and will bear Cash Interest at a rate per annum of 9%, provided, however, that the Applicant shall pay the Cash Interest Rate plus two percent (2%) on overdue installments of Cash Interest (without regard to any applicable grace periods) and/or principal due and payable (without regard to any applicable grace periods) to the extent lawful. All interest, whether Cash Interest or PIK Interest, is payable semi-annually beginning six months after the issue date, provided (i) the following percentage interest (the “PIK Interest Rate”) is payable in PIK Notes, with terms identical (but for the issue date) to those of the original Notes: Years 1-3, 6.5%; Year 4, 8.5%; and Years 5-6, 11%. Additional PIK Notes may be issued for up to 3% of the Cash Interest payable at an Interest Payment Date, provided that (A) Additional PIK Notes may not be issued if (i) Additional PIK Notes were issued on each of the last two preceding Interest Payment Dates and (ii) Additional PIK Notes were issued on any three Interest Payment Dates during the life of the Notes, and (B) at any time on which Additional PIK Notes are outstanding, the PIK Interest Rate shall be increased by 2%.
          On each Interest Payment Date, the Company is obligated to redeem Notes in an amount equal to all Collateral Monies in the Note Payments Account as of the applicable redemption date, less (i) interest payable on such Interest Payment Date, (ii) certain amounts reserved for the payment of the Trustee, Collateral Agent and other administrative agents under the Indenture, (iii) a reserve for the Company’s annual operating budget, (iv) amounts sufficient to pay Cash Interest at the next Interest Payment Date, and (v) amounts reserved for certain permitted equity distributions.
          The Notes will be secured by: (i) all of the assets of the Applicant, and (ii) pledges in favor of the Collateral Agent in the following: (A) all of the equity interests in the Applicant held by CaucusCom Ventures L.P., a British Virgin Islands limited partnership (the “CaucusCom Pledge”); (B) all of the limited liability company interests in ITC Cellular LLC, a Delaware limited liability company, held by the Applicant (the “Company Pledge”); and (C) certain rights of ITC arising out of its ownership of certain limited liability company interests in International Telcell Cellular, LLC, a Delaware limited liability company (the “ITC Pledge”). The equity interests pledged pursuant to the CaucusCom Pledge and the Company Pledge will be held in escrow pursuant to the Collateral Documents in a form satisfactory to the Debtor and the Committee.
          The Indenture imposes certain limitations on the ability of the Company to incur additional Indebtedness or Liens, make payments in respect of certain Indebtedness, enter into transactions with Affiliates, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets.
          Certain actions by the Company must be approved by certain managers (the “Noteholder Managers”) appointed to the board of managers of the Company (the “Board”). As of the Issue Date, there will be two Noteholder Managers appointed as provided under the Plan. Holders of a majority of the face amount of Notes outstanding, who are not a Disregarded Noteholder, may remove and replace the Noteholder Managers with any manager reasonably acceptable to the Company.
     The Applicant believes that the issuance of the Notes is exempt from the registration requirements of the Securities Act of 1933 (the “Securities Act”) pursuant to Section 1145(a)(1) of the Bankruptcy Code. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and “blue sky” laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization; (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor; and (iii) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor, or are issued “principally” in such exchange and “partly” for cash or property. The Applicant believes that the issuance of the Notes as contemplated by the Plan will satisfy the aforementioned requirements of the Bankruptcy Code and that, therefore, the Notes are exempt from registration under the Securities Act. No sales of the securities are expected to be made by the applicant or by or through an underwriter
AFFILIATIONS
3. Affiliates.
     (i) The following are affiliates of the Applicant:
          (a) CaucusCom Ventures L.P., a British Virgin Islands limited partnership, is a joint venture between Gtel L.P., a British Virgin Islands limited partnership and an affiliate of Salford Capital Partners, Inc., a British Virgin Islands corporation, and Yola Investments S.à.r.l., a company incorporated in Luxembourg and an affiliate of Sun Capital Partners, Inc., a British corporation. CaucusCom currently owns 100% of the Applicant’s Common Stock. Upon consummation of the Plan, CaucusCom will own 100% of the New Common LLC Interests to be issued by the Applicant upon conversion to a Delaware limited liability company. Caucus Carry Management L.P., a British Virgin Islands limited partnership, is the managing general partner of CaucusCom and, therefore, an affiliate of the Applicant. Caucus Telecom Management L.P., a British Virgin Islands limited partnership, is the managing general partner of Caucus Carry and an affiliate of the Applicant. Each of Yola Investments S.a.r.l., a Luxembourg entity, and Gtel L.P., a British Virgin Islands limited partnership, are substantial limited partners in CaucusCom, Caucus Carry and Caucus Telecom.
          (b) The following are wholly-owned direct and indirect subsidiaries of the Applicant:

Name of Entity	Interest of the Estate
Tag Holdings, Inc.	100%
MIG China Corporation	58.4%
MIG International Telecommunications, Inc.[1]	100%
MIG Georgia Holdings, Inc.[1]	100%
International Telcell SPS, Inc.	100%
Ayety TV	85%
IT Georgia Holdings, LLC	100%
International TelCell LLC	100%

Name of Entity	Interest of the Estate
Telecom Georgia	100%
Telecom Georgia Group, Ltd.	100%
Telenet	100%
ITC Cellular LLC	100%
International Telcell Cellular LLC	46%
Telcell Wireless LLC	46%
Magticom	46%
MIG Georgia Services, LLC	100%
MIG Georgia Services Representation Office	100%

[1]	To be dissolved in connection with the consummation of the Plan.
MANAGEMENT AND CONTROL
4. Directors and executive officers.
     The following table lists the names, title, and a description of the position for all of the Debtor’s Directors and Officers as of the Petition Date. The mailing address for each director and officer is c/o MIG Inc., 5960 Fairview Road, Suite 400, Charlotte, NC 28210.

Name	Title	Description of position
Alan Greene	Director	Director

Wayne Henderson	Director	Director

Alan McIntosh	Director	Director

Edward Spencer Churchill	CEO, Director, Chairman of the Board	Chief Executive Officer

Peter Nagle	CFO, Director	Chief Financial Officer

Andrew Bradshaw	President	President; Financial Affairs

Irakli Rukhadze	Vice President, Director	Business Development

Jamal Khan	Vice President, Director	International Legal Affairs

Graydon Bellingan	Vice President, Director	International Legal Affairs

Natasha Alexeeva	General Counsel, Corporate Secretary	Domestic Legal Affairs
     Subject to any requirement of Bankruptcy Court approval pursuant to section 1129(a)(5) of the Bankruptcy Code, on the Effective Date, the Board, following the conversion of the Applicant into a Delaware limited liability company in connection with the consummation of the Plan, shall initially consist of six (6) members on the Effective Date as follows: (a) four (4) of the members shall be elected by the holders of the New Common LLC Interests (the “Common Managers”), two (2) of whom shall be nominated by Yola Investments S.à.r.l., a company incorporated in Luxembourg, as long as it holds at least 25% of the outstanding New Common LLC Interests, and two (2) of whom shall be nominated by Gtel L.P., a British Virgin Islands limited partnership, as long as it holds at least 25% of the outstanding New Common LLC Interests, and (b) two (2) of the members shall be appointed under the Indenture as the Noteholder Managers. The initial Common

Managers will be Edward Spencer Churchill (initial Chairman of the Board), Andrew Bradshaw, Peter Nagle and Irakli Rukhadze. The initial Noteholder Managers will be Julian Bourne and Enrico Digirolamo.
     The initial officers of the Applicant on the Effective Date will be as follows:

Edward Spencer Churchill	Chief Executive Officer, Chairman of the Board

Peter Nagle	Chief Financial Officer

Andrew Bradshaw	President, Financial Affairs

Irakli Rukhadze	Vice President, Business Development

Jamal Khan	Vice President, International Legal Affairs

Graydon Bellingan	Vice President, International Legal Affairs

Natasha Alexeeva	General Counsel, Corporate Secretary
5. Principal owners of voting securities. As of August 26, 2010, the Applicant has two classes of voting securities outstanding as set forth below:
(a) Common Stock, par value $0.01 per share: As of August 26, 2010, CaucusCom Ventures L.P., a British Virgin Islands limited partnership, owned 100% of the Common Stock of the Applicant and constitutes the sole Holder of Class 6 Interest in the Bankruptcy Case.
CaucusCom Ventures L.P.
c/o Sun Capital Partners
54 Baker Street
London W1U 7BU
Following the Effective Date and subject to the conversion of the Applicant from a Delaware corporation to a Delaware limited liability company to be known as “MIG LLC” by the filing of a Certificate of Conversion and a Certificate of Formation with the Secretary of State of the State of Delaware, the Applicant shall issue 100% of the New Common LLC Interests (as may be diluted by the exercise of the New Warrants) on the Distribution Date to CaucusCom Ventures L.P., the Holder of Allowed Class 6 Interests.
(b) 7.25% Cumulative Convertible Preferred Stock, par value $1.00 per share: As of August 26, 2010, there were 4,140,000 shares outstanding, of which 3,533,203 were subject to the Appraisal Action. The following entities has interests or claims in the Appraisal Action over more than 10% of the subject shares:

	Number	Percent of
Shareholder	of Shares	Outstanding
Zazove Associates LLC
c/o MIG Bankruptcy Administration The Garden City Group, Inc. 5151 Blazer Parkway, Suite A Dublin, Ohio 43017	904,620	25.6%
Private Management Group, Inc.
20 Corporate Park, Suite 400 Irvine, CA 92606	755,263	21.4%
Black Horse Group of Companies
45 Rockefeller Plaza, 20th Floor New York, NY 10011	428,711	12.1%
UNDERWRITERS
6. Underwriters. None.
CAPITAL SECURITIES
7. Capitalization.
(a) As of August 26, 2010, the total number of authorized shares of stock that the Corporation is 4,201,000, divided as follows: 4,200,000 shares of preferred stock, par value of $1.00 per share, and 1,000 shares of Common Stock, par value of $0.01 per share.
(i) 7.25% Cumulative Convertible Preferred Stock, par value $1.00 per share (the “Preferred Stock”), of which 4,140,000 were outstanding as of August 21, 2007, of which 3,533,203 were the subject of the Appraisal Action. The Preferred Stock is designated as non-voting, except in the event of certain triggering events, whereupon the holders of the Preferred Stock then have one vote per share. After the Effective Date, the Preferred Stock will cease to exist.
(ii) Common Stock, par value $0.01 per share, of which 1,000 are authorized and outstanding. Holders of Common Stock are entitled to one vote per share for the election of directors and for other matters submitted to a vote of shareholders.
(b) Following the Effective Date, the Applicant will have the following classes of securities:
(i) Senior Secured Cash/PIK Notes Due 2016, issued pursuant to the Indenture to Allowed Class 5 Claimholders, and in an initial aggregate principal amount of $199,108,844, determined in accordance with the Plan, plus PIK Notes and Additional PIK Notes, if any.
(ii) New Common LLC Interests: The New Common LLC Interests in the Applicant following the Effective Date, and subject to the Applicant’s conversion into a Delaware limited liability company in connection with the consummation of the Plan, will be issued CaucusCom Ventures L.P., the Holder of the Allowed Class 6 Interest subject to dilution by the exercise of the New Warrants, in an amount to be determined in accordance with the Plan. The New Common LLC Interests are represented by “Units.” Each Unit is represented by a certificate in the form attached to the Operating Agreement. A Unit entitles the holder thereof to share in the profits and losses, and distributions from, and to receive such allocation of income, gain, loss, deduction, credit or similar item of, the Applicant. Members are entitled to vote on all matters that require a vote of the members under the Operating Agreement, voting together as a single class. Distributions may be declared and paid on the Units at such times and in such amounts as the New Board in its discretion may determine.
(iii) The New Warrants will be issued to the Holders of Class 5 Allowed Claims and will represent the right to purchase, upon exercise and payment of the relevant exercise price, an aggregate of up to 5% of the New Common LLC Interests, and from and after the date that is three years from the Effective Date, an aggregate of up to an additional 2.5% of the New Common LLC Interests.

INDENTURE SECURITIES
8. Analysis of indenture provisions.
     The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the form of the Indenture filed as Exhibit 99.T3C hereto. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.
(a) Events of Default; Withholding of Notice
     The following events are defined in the Indenture as “Events of Default” with respect to the Notes to be issued thereunder: (a) the failure to pay interest on any Notes when the same becomes due and payable, and such failure continues for a period of thirty (30) days; (b) the failure to pay the principal of any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise, and such failure continues for a period of thirty (30) days; (c) failure to perform or comply with any of the provisions relating to the merger, consolidation or sale of Magticom, and such failure continues for a period of thirty (30) days; (d) failure by the Company or any of its Subsidiaries to perform any covenant or agreement in the Indenture Documents (other than any default described in clause (a), (b) or (c) above), and such failure continues for a period of 30 consecutive days after written notice to the Company by the Trustee or Holders of at least 25% in aggregate principal amount of the outstanding Notes voting as a single class; (e) default under any mortgage, indenture or instrument under which they may be issued or by which there may be secured ore evidenced any Indebtedness for money borrowed by the Company or any of its Subsidiaries, whether such Indebtedness or guarantee now exists or is created after the Issue Date (but excluding Indebtedness owed to the Company if (1) the principal or face amount of any such Indebtedness due and payable, together with the principal or face amount that is due and payable of any other Indebtedness under which there is a default aggregates to at least $5,000,000, and (2) the default either (A) is caused by a failure to pay any portion of the principal when due and payable after the expiration of the applicable grace period or (B) results in the acceleration of the Indebtedness, which remains uncured or is not rescinded or annulled within 20 days of notice thereof; (f) the rendering of a final judgment or judgments (not subject to appeal) against the Company or any of its Subsidiaries, to the extent not covered or paid by insurance, in an amount in excess of $10,000,000 (or in the case of a judgment arising from the imposition of a Tax on the conversion of the Company from MIG, Inc. to MIG, LLC in accordance with the Plan, $12,000,000), which judgments are not paid, waived, satisfied, discharged or stayed for a period of twenty (20) consecutive days after the date on which the right to appeal has expired; (g) the denial or disaffirmation by the Company or any of its Subsidiaries, or any Person acting on behalf of any of them, in writing, of any material obligation of the Company or any of its Subsidiaries set forth in or arising under any Collateral Document (other than by reason of a release from such obligation or the Note Lien related thereto in accordance with the terms of this Indenture and the Collateral Documents); (h) the Company, any of its Subsidiaries, ITCL or Magticom (1) commences a voluntary case or proceeding under the Bankruptcy Code with respect to itself (or themselves), (2) consents to, acquiesces or fails to reasonably defend the entry of a judgment, decree or order for relief against it (or them) in an involuntary case or proceeding under the Bankruptcy Code, (3) consents to the appointment of a Custodian of it (or them) or for substantially all of its (or their) property, (4) consents to, acquiesces or fails to reasonably defend the institution of a bankruptcy or an insolvency proceeding against it (or them), (5) makes a general assignment for the benefit of its (or their) creditors or (6) takes any corporate action to authorize or effect any of the foregoing; (i) a court of competent jurisdiction enters a judgment, decree or order for relief in respect of the Company, any of its Subsidiaries, ITCL or Magticom in an involuntary case or proceeding under the Bankruptcy Code, which shall (1) approve as properly filed a petition seeking reorganization, arrangement, adjustment or composition in respect of the Company or its Subsidiaries, (2) appoint a Custodian of the

Company or such Subsidiary or for substantially all of its (or their) property or (3) order the winding-up or liquidation of its (or their) affairs; and such judgment, decree or order shall remain unstayed and in effect for a period of 60 consecutive days; (j) except as a result of the release of any Lien in accordance with the terms of this Indenture and the Collateral Documents, any Lien purported to be created by any Collateral Document with respect to any Note Collateral that, individually or in the aggregate, has a Fair Market Value in excess of $1,000,000 (1) ceases to be in full force and effect, (2) ceases to give the Collateral Agent, for the benefit of the holders of the Note Obligations, the Liens, rights, powers and privileges purported to be created and granted thereby (including a perfected first priority security interest in and Lien on all of the Note Collateral thereunder) in favor of the Collateral Agent, or (3) is asserted by the Company not to be, a valid, perfected, first priority security interest in or Lien on the Note Collateral covered thereby; (k) a Noteholder Manager or its designee shall fail to be appointed as a Noteholder Observer to (1) any meeting of the ITCL Board of Directors or equivalent meeting or (2) any meeting of the Partners, or shall fail to receive due notice of either or the foregoing or be denied the use of a translator with respect thereto, provided that no Event of Default shall occur if, as determined by both Noteholder Managers, substantially the same information as could have been afforded to a Noteholder Observer at such a meeting of Partners is provided to each Noteholder Manager within a reasonable time; (l) the ITCL LLC Agreement shall be modified without the Company otherwise obtaining and delivering to the Trustee a resolution of its Board of Directors set forth in an Officer’s Certificate that certifies that such modification has been approved by both Noteholder Managers, which approval shall not be unreasonably withheld; provided, however, if net proceeds resulting from the modification are promptly deposited to defease or to satisfy and discharge the Notes in full pursuant to Article 8, then this provision shall not apply to such modification and the consent of both Noteholder Managers to such modification shall not be required; and (m) the Capital Stock of certain Affiliates, directly or indirectly, whether by sale, mortgage, pledge, hypothecation, assignment, grant of lien or other transfer is conveyed in one or a series of transactions, to one or more Persons that is not a holder thereof as of the issue date, subject to certain specified exceptions.
     Under the Indenture, the Applicant is required to furnish the Trustee annually a statement by certain officers of the Applicant to the effect that, to the best of their knowledge, the Applicant is not in default in the fulfillment of any of its obligations under the Indenture, or, if there has been a default in the fulfillment of any such obligation, specifying each such default.
     The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default with respect to the Notes, give the holders of the Notes notice of such default known to it (the term default to mean the events specified above without grace periods); provided that, except in the case of a default in the payment of principal of (or premium, if any) or interest, if any, on any of the Notes, or in the event of a failure by the Applicant to comply with the provisions in the Indenture relating to merger, sale or consolidation of Magticom, the Trustee shall be protected in withholding such notice if and so long as the Board of Directors, the executive or other duly authorized committee thereof and/or the Trust Officers in good faith determines the withholding of such notice is in the interest of the holders of the Notes.
     The holders of a majority in principal amount of the Notes outstanding have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee with respect to such series or exercising any trust or power conferred on the Trustee, and to waive certain defaults. The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee shall exercise such of its rights and powers under the Indenture, and use the same degree of care and skill in their exercise, as a prudent Person would exercise or use under the circumstances in the conduct of his or her own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of Notes, unless they shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request.

(b) Authentication and Delivery; Application of Proceeds
     The Notes shall be executed by or on behalf of the Applicant by its Chief Executive Officer, the President, the Chief Financial Officer, the Chief Operating Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any one of its Vice Presidents. The signatures of any of these officers may be manual or facsimile. If an Officer whose signature is on a Note no longer holds that office at the time such Note is authenticated, such Note shall be valid nevertheless. A Note shall not be valid until authenticated by the Trustee. The manual signature of the Trustee shall be conclusive evidence that a Note has been authenticated in accordance with the terms of the Indenture. The Trustee, upon an order from the Company in the form of an Officer’s Certificate, shall authenticate the Notes to be issued under the Plan for original issue of an aggregate principal amount as specified therein. The Notes shall be issuable only in denominations of $1,000 and integral multiples thereof.
     The Initial Note shall be issued initially in the form of one or more Global Notes in registered form and deposited with the Trustee. Each Global Note shall be authenticated and delivered in temporary or permanent form and (i) shall represent and shall be denominated in an amount equal to the aggregate principal amount of the outstanding Notes to be represented by one or more Global Notes, (ii) shall be registered in the name of the Depositary or its nominee, and (iii) shall bear a legend substantially to the following effect: “This Note may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary, unless and until this Note is exchanged in whole or in part for Notes in definitive form” and such other legend as may be required by the Depositary.
     There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Notes because the Notes will be issued, as part of an exchange, as provided in the Plan.
(c) Release and Substitution of Property Subject to the Lien of the Indenture
     The Notes will be secured by: (i) all of the assets of the Applicant and (ii) pledges in favor of the Collateral Agent in the following: (A) all of the equity interests in the Applicant held by CaucusCom Ventures L.P. a British Virgin Islands limited partnership (the “CaucusCom Pledge”); (B) all of the limited liability company interests in ITC Cellular LLC, a Delaware limited liability company, held by the Applicant (the “Company Pledge”); and (C) certain rights of ITC arising out of its ownership in certain limited liability company interests in International TelCell Cellular, LLC, a Delaware limited liability company (the “ITC Pledge”). The equity interests pledged pursuant to the CaucusCom Pledge and the Company Pledge will be held in escrow pursuant to the Collateral Documents in a form satisfactory to the Debtor and the Committee.
     Subject to the provisions of the Collateral Documents and the Indenture, the Trustee may, in its sole discretion and without the consent of the Noteholders, direct the Collateral Agent to take all actions it deems necessary or appropriate in order to (i) enforce any of its rights or any of the rights of the Holders under the Collateral Documents and (ii) collect and receive any and all amount payable in respect of the Note Collateral in respect of the obligations of the Company under the Indenture and under the Collateral Documents.
     Where any provision of the Indenture or the Collateral Documents requires that additional property or assets be added to the Note Collateral, the Company shall cause a valid and enforceable and perfected first priority Lien on or in such property or assets to vest in the Collateral Agent and deliver to the Trustee and the Collateral Agent the following documents: (a) a request from the Company that such property or assets be added to the Note Collateral; (b) an Officer’s Certificate to the effect that the Note Collateral being added is in the form, consists of the assets and is in the amount required by the Indenture; (c) additional Collateral Documents as may be required; (d) such financing statements or other filings or recording instruments necessary to perfect the Collateral Agent’s Lien in the Note Collateral; (e) appropriate opinions of counsel; and (f) an Officer’s Certificate that all conditions precedent as provided in the Indenture have been satisfied.

     The Collateral Agent shall release Note Collateral from the security interests created by the Collateral Documents in accordance with the following limitations: (i) so long as no Default or Event of Default shall have occurred and be continuing and the transaction would not violate the Indenture, the Company may sell or dispose of inventory or collect accounts receivable or sell or otherwise dispose of equipment in the ordinary course, provided that such Note Collateral is replaced by property of substantially equivalent or greater value which becomes subject to the Note Lien of the Collateral Documents; (ii) any asset included in the Note Collateral may be released at any time in accordance with the provisions of the Collateral Documents, upon the Company’s request and subject to an Officer’s Certificate certifying that all conditions precedent have been met and that both Noteholder Managers have approved the sale or disposition of the any asset included in the Note Collateral; and (iii) as necessary to bind a successor-in-interest.
     The Liens on, and pledges of, all Note Collateral will be terminated and released, and upon the request of the Company pursuant to an Officer’s Certificate certifying that (x) all conditions precedent under the Indenture have been met and (y) that both Noteholder Managers approve, the Company will be entitled to releases of all assets included in the Note Collateral from the Note Liens under the Collateral Documents, without the consent of the Collateral Agent, the Trustee or any Holder, upon any of the following: (1) payment in full of the principal of and accrued and unpaid interest on the Notes and all other Obligations under the Indenture and the Collateral Documents that are due and payable at or prior to the time such principal and accrued and unpaid interest are paid; (b) a satisfaction and discharge of the Indenture in accordance with its terms; (iii) the occurrence of a Legal Defeasance or a Covenant Defeasance; or (iv) the written consent of Holders of at least 75% in aggregate principal amount of the outstanding Notes, voting as a single class.
(d) Satisfaction and Discharge
     The Indenture provides that the Applicant shall be discharged from its obligations under the Notes (with certain exceptions) at any time prior to the stated maturity or redemption thereof when (i) the Applicant has deposited with the Trustee, in trust, sufficient funds to pay the principal of (and premium, if any) and interest, if any, to stated maturity (or to redemption date) on, the Notes, (ii) the Applicant has paid all other sums payable with respect to the Notes and (iii) certain other conditions are met. Upon such discharge, the holders of the Notes shall no longer be entitled to the benefits of the Indenture, except for certain rights, including registration of transfer and exchange of the Notes, and shall look only to such deposited funds. Upon satisfaction and discharge of the Notes, any Liens on, and pledges of, all of the Note Collateral for the Notes (other than amounts in the trust fund as described below) will be terminated and released.
     In the event of a satisfaction and discharge of the Notes constituting a Legal Defeasance, the following provisions of the indenture and the Collateral Documents shall survive until otherwise terminated or discharged under the Indenture: (i) the rights of Holders of outstanding Notes to receive solely from the trust fund established by the Company with the Trustee upon the irrevocable deposit therewith for the benefit of the Holders of U.S. Government Obligations or U.S. Legal Tender in such amounts as is necessary for payment of the outstanding principal and interest on the Notes; (ii) certain obligations of the Company and the Trustee under the Indenture and the attendant rights, powers, trusts, duties and immunities of the Trustee and the Company’s obligations in connection therewith; and (iii) the provisions of the Indenture relating to satisfaction and discharge until all obligations of the Company under the Indenture have been satisfied.
(e) Evidence Required to be Furnished by the Applicant to the Trustee as to Compliance with the Conditions and Covenants Contained in the Indenture
     The Applicant shall deliver to the Trustee, within 90 days after the end of each fiscal year, a written statement signed by specified officers of the Applicant stating that a review of the activities of the Applicant during the preceding fiscal year has been made under the supervision of the signing officers, and further stating, as to each such officer, that to the best of his or her knowledge the Applicant is not in default in the fulfillment of any of its obligations under the Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and the nature and status thereof). In addition, the Applicant shall file such annual and periodic reports and certificates with the Trustee and/ or with the Commission and/or the holders of the Notes as are required by Section 314(a) of the Trust Indenture Act, the Indenture and, as to certain covenants and other matters, the terms of the Notes.
9. Other obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.
The Plan contemplates that ITC Cellular LLC will be a co-obligor upon the Indenture with respect to the Notes. ITC Cellular LLC is a wholly-owned subsidiary of the Applicant as of the Petition Date and has the same mailing address as the Applicant.
Contents of application for qualification. This application for qualification comprises —
  (a) Pages numbered 1 to 13, consecutively, including the Exhibit Index;
  (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified; and
  (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

*99.	T3A	Restated Certificate of Incorporation of Metromedia International Group, Inc.

*99.	T3B	By-Laws of the Registrant

99.	T3C	Form of Indenture among MIG, LLC, as Issuer, and The Bank of New York, as Trustee and Collateral Agent, in respect of the Senior Secured Cash/PIK Notes Due 2016

99.	T3D	Not applicable

*99.	T3E	Second Amended Disclosure Statement with Respect to the Joint Second Amended Chapter 11 Plan of Reorganization (the “Disclosure Statement”)

99.	T3E.2	Modified Joint Second Amended Chapter 11 Plan of Reorganization for MIG, Inc. (Exhibit A to Disclosure Statement, as revised as of November 12, 2010)

99.	T3E.3	Pro Forma Financial Projections (Exhibit B to Disclosure Statement, as revised as of November 11, 2010)

99.	T3F	A cross-reference sheet showing the location in the indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Act. (Included in Exhibit 99.T3C)

25.	1	Statement of Eligibility of the Trustee on Form T-1

*	Previously filed.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, MIG, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Wilmington, and State of Delaware, on the 15th day of November, 2010.

(SEAL)		MIG, Inc.

	By	/s/ Peter Nagle
Peter Nagle

Chief Financial Officer
(Title)

Attest:	By	/s/ Natasha Alexeeva
Natasha Alexeeva

General Counsel and Secretary
(Title)

EXHIBIT INDEX

*99.	T3A	Restated Certificate of Incorporation of Metromedia International Group, Inc.

*99.	T3B	By-Laws of the Registrant

99.	T3C	Form of Indenture among MIG LLC, as Issuer, and The Bank of New York, as Trustee and Collateral Agent, in respect of the Senior Secured Cash/PIK Notes Due 2016

99.	T3D	Not applicable

*99.	T3E	Second Amended Disclosure Statement with Respect to the Joint Second Amended Chapter 11 Plan of Reorganization (the “Disclosure Statement”)

99.	T3E.2	Modified Joint Second Amended Chapter 11 Plan of Reorganization for MIG, Inc. (Exhibit A to Disclosure Statement, as revised as of November 12, 2010)

99.	T3E.3	Pro Forma Financial Projections (Exhibit B to Disclosure Statement, as revised as of November 11, 2010)

99.	T3F	A cross-reference sheet showing the location in the indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Act. (Included in Exhibit 99.T3C)

25.	1	Statement of Eligibility of the Trustee on Form T-1

*	Previously filed.